UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

Rick L. Burdick

Akin Gump Strauss Hauer & Feld LLP

1333 New Hampshire Ave, N.W.

Washington, D.C. 20036

(202) 887-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 090655101

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,833,223 (1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 23,833,223 (1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,833,223 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.7% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Includes 4,783,645 shares of common stock issuable upon the exercise of warrants.
(2)	Based on 55,221,297 shares of Issuer common stock outstanding as of June 2, 2015, based on information provided by the Issuer.

CUSIP No. 090655101

1	NAMES OF REPORTING PERSONS: Westbury Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,833,223 (1)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 23,833,223 (1)
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,833,223 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.7% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Includes 4,783,645 shares of common stock issuable upon the exercise of warrants.
(2)	Based on 55,221,297 shares of Issuer common stock outstanding as of June 2, 2015, based on information provided by the Issuer.

Westbury (Bermuda) Ltd. (“Westbury”) and Westbury Trust (“Westbury Trust,” and together with Westbury, the “Reporting Persons”) previously filed a Schedule 13G on April 27, 2012, filed Amendment No. 1 to Schedule 13G on April 2, 2013, filed Amendment No. 2 to Schedule 13G on February 13, 2014, and filed Amendment No. 3 to Schedule 13G on January 30, 2015. The Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(f) because, as a result of transactions reported herein, the Reporting Persons’ beneficial ownership of the common stock of BioRestorative Therapies, Inc. (the “Issuer”) now exceeds 20% of the outstanding common stock of the Issuer.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 40 Marcus Drive, Melville, New York 11747.

Item 2. Identity and Background

Westbury is a Bermuda limited corporation and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HM EX Bermuda. The principal business of Westbury is investment in securities. Current information concerning the identity and background of the directors and officers of Westbury is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Westbury Trust is a Bermuda trust and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HM EX Bermuda. Westbury Trust is the sole stockholder of Westbury and the principal business of Westbury Trust is the direction of the corporate activities of Westbury. Current information concerning the identity and background of the trustees of Westbury Trust is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The securities of the Issuer reported as beneficially owned in this Schedule 13D are held directly by Westbury, which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as Exhibit 99.3 hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 is incorporated herein by reference.

In addition to the transactions described in Item 4 below, the securities of the Issuer beneficially owned by the Reporting Persons were acquired in transactions directly with the Issuer with working capital of Westbury, through the extension of the maturity of certain debt instruments of a subsidiary of the Issuer held by Westbury, or through the exercise or conversion of derivative securities of the Issuer. The net investment cost of the securities of the Issuer beneficially owned by the Reporting Persons was approximately $6,172,373.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock and other securities of the Issuer for investment purposes and such shares of Common Stock and other securities are currently held for investment purposes.

Pursuant to the Exchange Agreement, dated as of May 27, 2015, by and between the Issuer and Westbury (the “Exchange Agreement”), Westbury agreed to exchange (the “Exchange”) promissory notes issued by Stem Cell Cayman Ltd., a wholly-owned subsidiary of the Issuer, and certain interest due on such notes for shares of Common Stock and a warrant to purchase shares of Common Stock. Pursuant to the Exchange, Westbury received 14,934,578 shares of Common Stock and a warrant to purchase 3,733,645 shares of Common Stock (the “Exchange Warrant”) that was immediately exercisable at $0.75 per share and expires on the fifth anniversary of issuance, in exchange for notes with an outstanding principal amount of $4,410,937.50 and interest due on such notes of $69,436. The Exchange Warrant includes customary anti-dilution provisions.

In addition, pursuant to the Exchange, the expiration date of a warrant to purchase 800,000 shares of Common Stock (the “Extended Warrant”) held by Westbury was extended from December 31, 2015 to December 31, 2017. The Extended Warrant is exercisable at $0.75 per share. In addition to the Exchange Warrant and the Extended Warrant, Westbury also holds a warrant to purchase 250,000 shares of Common Stock exercisable for $0.75 per share that expires on February 20, 2020.

The foregoing descriptions of the Exchange Agreement and the Exchange Warrant do not purport to be complete and are qualified in their entirety by reference to the full texts of the Exchange Agreement and Exchange Warrant, which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, and are incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or other securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 55,221,297 shares of Common Stock outstanding as of June 2, 2015, based on information provided by the Issuer.

(c) Except as set forth in Item 4 of this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2 of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The disclosure regarding the Exchange Agreement and the Exchange Warrant contained in Item 4 is incorporated herein by reference.

The Exchange Agreement and the Exchange Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated herein by reference.

On June 4, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.3 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1:	Exchange Agreement, dated as of May 27, 2015, by and between BioRestorative Therapies, Inc. and Westbury (Bermuda) Ltd.

Exhibit 99.2:	Warrant to purchase 3,733,645 shares of common stock of BioRestorative Therapies, Inc.

Exhibit 99.3:	Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2015	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

Date: June 4, 2015	WESTBURY TRUST

/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee

ANNEX A

Directors and Officers of Westbury

Name and Citizenship	Principal Occupation	Business Address

James Watt President and Director (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HM EX Bermuda

Jason Adkins Vice President and Director (United States)	Vice President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HM EX Bermuda

Iris Robinson Vice President (Bermuda)	Vice President of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HM EX Bermuda

Patricia Rodrigues Secretary (Bermuda)	Executive Secretary of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HM EX Bermuda

Trustees of Westbury Trust

Name and Citizenship	Principal Occupation	Business Address
Gary DeGroote (Canada)	President and Director of GWD Holdings, Ltd.	1455 Lakeshore Drive Suite 201 N Burlington, Ontrario Canada L7S 2J1

Rick Burdick (United States)	Attorney	1333 New Hampshire Avenue, NW Washington, DC 20036

James Watt (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HM EX Bermuda